A2Z Smart Technologies Provides Update On Lead Project

Preventing serious harm to car passengers and fatalities: A2Z's Fuel Tank Inertia Capsule System intends to dramatically reduce the risk of automobile fuel tank combustion in the event of collision

Over 181,500 highway vehicle fires reported annually in the United States alone, representing an estimated - $1.1 billion in property loss

TEL AVIV, ISRAEL. August 17, 2020 - A2Z Smart Technologies Corp. **("A2Z" or the "Company") (TSXV:AZ) (OTCPK: AAZZF) (FSE: A23)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, today announces plans to roll out its Fuel Tank Inertia Capsule System - or FTICS – in Q4 of this year. A2Z's strategy is to enter into a pilot installation of the FTICS with the Israeli Military. The FTICS is a system that deploys in the event of a vehicle collision and is designed to eliminate the risk of the fuel tank combusting and causing fatal harm to passengers and property loss. Each year in the United States alone, over 181,500 highway vehicle fires are caused by fuel tank combustion.

For over 30 years, A2Z has been engineering, producing and maintaining complex military-grade electronic systems and unmanned robotic platforms that have been used by military forces and government agencies to combat terrorism, handle bomb disposals and deal with emergencies.

FTICS is a unique cutting-edge lifesaving technology that is located within the fuel tank of a car. Upon collision, FTICS releases a proprietary substance into the gas tank, solidifying the fuel and eliminating the possibility of combustion and thereby preventing fires. The fuel tank is also lined with a special coating to ensure the fuel does not leak. This eliminates vehicle fires, saving lives and preventing serious harm to passengers, as well as saving billions in property damage. To see how it works in detail, click here.

A2Z plans to cooperate with the Israeli Defense Force and commence a pilot program in Q4 2020. As 2021 approaches and based on the results of the pilot, A2Z intends to initiate trials with car manufacturers. The vision of A2Z is for FTICS to be integrated at the manufacturing level globally, and the Company will adopt a two-pronged approach: (i) retrofitting vehicles, and (ii) maintaining full cooperation with car manufacturers to embed FTICS on the production line as mandatory.

"This is a significant step forward for A2Z Technologies" said Bentsur Joseph, CEO, A2Z Smart Technologies Corp., and continued, "We firmly believe FTICS will revolutionize the automotive industry and be a game-changer in terms of passenger safety and damage limitation as a result of collisions. We are the first company to offer fire protection from tank combustion and this - truly is the future. For A2Z Technologies, this is fundamentally about saving people's lives across the globe."

For more information about A2Z Technologies, visit www.a2zas.com.

ENDS

Notes for Editors:

*https://www.statista.com/statistics/377006/nmber-of-us-highway-vehicle-fires/

**https://www.usfa.fema.gov/downloads/pdf/statistics/v19i2.pdf

According to **FEMA data, between 2014-2016 83% of highway vehicle fires occurred in passenger vehicles.

About A2Z Smart Technologies ~~Canada~~ Corp.:

A2Z Smart Technologies ~~Canada~~ Corp. is considered to be one of the top innovative technology companies in Israel— providing products to the Israeli Defense and Security Forces—specializing in military unmanned robotics and state-of-the-art automation and electronics technology.

For over 30 years A2Z has been working closely and collaborating with the Israeli government (e.g., Israel Defense Forces, Israel Police, Ministry of Defense, etc.) in order to engineer, produce and maintain complex electronic systems, and unmanned robotic platforms. A2Z is a financially sound company with stable cash flow, owed to its long-term contracts with governmental agencies and various large corporations.

By employing our knowledge of technology innovation and business strategy we intend to expand our reach into civilian markets and to create durable, lifesaving everyday products with the highest military engineering grade.